NICOLETTE & PERKINS, P.A.
3 University Plaza, 5th floor
Hackensack, New Jersey 07601
(201) 488-9080
Attorneys for Plaintiff

                                   SUPERIOR COURT OF NEW JERSEY
                                   BERGEN COUNTY
                                   CHANCERY DIVISION
                                   DOCKET NO. C-336-96

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                                        :
FRANK DAVID SEINFELD,                   :
                                        :
                         Plaintiff,     :
                                        :
          -against-                     :
                                        :    Civil Action
HAROLD C. SIMMONS, J. LANDIS MARTIN,    :
GLENN R. SIMMONS, MICHAEL A. SNETZER,   :
KENNETH R. PEAK, JOHN R. SLOAN,         :
ELMO R. ZUMWALT, JR., VALHI, INC.,      :
and NL INDUSTRIES, INC.,                :
                                        :
                         Defendants.    :
                                        :
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                      STIPULATION OF SETTLEMENT

     The parties to the above-captioned action, by and through their respective attorneys, have entered into the following Stipulation of Settlement (the "Stipulation") subject to the approval of the Superior Court of the State of New Jersey, Bergen County, Chancery Division, (the "Court"):

     WHEREAS,

          1. On September 13, 1996, the plaintiff, Frank David Seinfeld ("Plaintiff"), filed the instant action (the "Action") derivatively on behalf of nominal defendant NL Industries, Inc. ("NL"), naming as defendants the directors of NL (the "Director Defendants") and NL's majority shareholder, Valhi, Inc. ("Valhi").

          2. Plaintiff's complaint (the "Complaint") challenged a Dutch tender offer (the "Dutch Tender"), announced on August 6, 1991, and completed on September 11, 1991, pursuant to which NL repurchased 11.3 million shares of its own stock. Of the 11.3 million shares repurchased by NL, 10.9 million shares were purchased from Valhi as a result of pro rata provisions in the Dutch Tender.

          3. The Complaint alleged that the Dutch Tender was unfair to NL, that the Director Defendants, when approving the Dutch Tender, breached their fiduciary duties of care and loyalty, and that Valhi breached its duty of entire fairness to NL and its public shareholders.

          4.   Plaintiff's claim was based upon the following  contentions:

          (a) That Valhi was party to a loan agreement (the "Loan") with a consortium of banks, that restricted Valhi's ability to borrow other funds, and that was collateralized, inter alia, by Valhi's shares of NL stock;

          (b) That, by March 1991, Valhi formed the belief that it would be prudent to resell to NL, 10 million shares of its stock and use the proceeds to repay the Loan;

          (c) That, in contemplation of the sale, Valhi utilized its control of NL to cause it to repurchase, during May, June, and July of 1991 (the "Repurchase Period"), 773,000 of its own shares in the open market. During the Repurchase Period, NL's stock price rose from $12 to over $15;

          (d) That, with NL's stock price over $15 per share, NL announced a self tender offer in the form of the Dutch Tender for 10 million shares with an overallotment option of 1.3 million shares. Under the Dutch Tender, stockholders were permitted to tender stock at prices ranging from $14.50 to $17.50. NL agreed to pay the same price to all stockholders who tendered stock at or below the price necessary to purchase the 10 millionth share. The Dutch Tender was designed to enable Valhi, which intended to tender all of its shares, to dominate the Dutch Tender since it was willing to tender at a below market price, a price that was unattractive to other stockholders but was nevertheless above what Valhi could anticipate realizing in an arm's length negotiation.
Valhi tendered its 43,515,960 shares, constituting   approximately 68% of NL's
stock, on the last day of the Dutch Tender at $16, a price slightly below the market close on that day of $16.25 per share;

               (e) That Valhi did, in fact, dominate the Dutch Tender. 97% of the shares purchased by NL were purchased from Valhi at a price of $16 per share.

          5. On December 23, 1996, defendants served their answer. Defendants denied all wrongdoing and asserted several affirmative defenses including, inter alia, the doctrine of laches, the doctrine of equitable estoppel, the doctrine of waiver, and the entire controversy doctrine.

          6. Pursuant to a Case Scheduling Order dated April 14, 1997, which set a trial date of November 10, 1997, the parties conducted extensive discovery on an expedited basis.

          7. Plaintiff propounded and responded to document requests and interrogatories; he deposed 14 witnesses and defended the three depositions conducted by defendants. He reviewed thousands of pages of documents and materials produced by defendants and non-parties; and he conducted such other investigations as he deemed necessary.

          8. On July 17, 1997, Plaintiff moved to compel the production of documents withheld by the defendants on the ground of privilege. The motion was briefed and argued. After a hearing held on September 26, 1997, Plaintiff's motion was granted.

          9. The parties completed discovery and prepared for trial, which had been adjourned from November 10, 1997. In connection therewith, Plaintiff
retained experts to testify    with respect to valuation issues, and with
respect to NL's repurchase activities. With a final pre-trial conference scheduled for March 1998, the parties determined, after arm's-length negotiations, to compromise and settle the Action in accordance with the terms set forth below.

     NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, subject to the approval of the Court, pursuant to New Jersey Court Rules 4:32-4 and 4:32-5, that any and all claims, rights, causes of action, suits, matters and issues, liquidated or non-liquidated, contingent or absolute, state or federal, that have been, could have been, or in the future could be asserted in any court of any jurisdiction by the plaintiffs derivatively in the right and on behalf of NL, or as representatives of all shareholders of NL in their capacity as such, NL, or its stockholders, and each of them, and their present or former directors, officers, agents, employees, attorneys, accountants, representatives, advisers, investment bankers, commercial bankers, trustees, parents, affiliates, subsidiaries, general or limited partners, stockholders, heirs, executors, administrators, successors and assigns, against the defendants, or any of their respective present or former directors, officers, agents, employees, attorneys, accountants,representatives, advisers, investment bankers, commercial bankers,
trustees, parents, affiliates,     subsidiaries, general or limited partners,
stockholders, heirs, executors, administrators, successors and assigns, or anyone else (the "Released Persons") in connection with, or that arise out of or relate to, the subject matter of the Action, or which are or could have been asserted against the Released Persons in the Action (collectively, the "Settled Claims"), except for any claims to enforce the terms or conditions of the Stipulation, shall be fully, finally, and forever compromised, settled, discharged, dismissed with prejudice and released pursuant to the terms and conditions set forth herein (the "Settlement").

                            The Settlement

     1. In consideration for the full settlement, satisfaction, compromise and release of the Settled Claims, the parties to the Action have agreed to settle the Litigation upon the following terms:

          a. On the Effective Date, as defined below, Valhi shall transfer to NL 750,000 shares of NL common stock, provided that:

               (i)  If the average per share closing sales prices     of NL
common stock as reported on the New York Stock Exchange ("NYSE") composite transactions reporting system (as reported in the New York City edition of the Wall Street Journal or, if not reported therein, another authoritative source acceptable to all parties) for the fifteen trading days (the "Averaging Period") ending on (and including) the fifth trading day prior to the Effective Date (rounded to four decimal points, the "Average Price"), is greater than $21 per share, then the number of NL shares to be transferred shall be reduced to an amount equal to the quotient resulting from the division of 15,750,000 ($21.00 X 750,000) by the Average Price, but in no event shall the number of NL shares to be transferred be fewer than 675,000;

               (ii) If the Average Price is less than $17 per share, then the number of NL shares to be transferred shall be increased to an amount equal to the quotient resulting from the division of 12,750,000 ($17.00 X 750,000) by the Average Price, but in no event shall the number of NL shares to be transferred be more than 825,000.

          b. On the Effective Date, Valhi shall have the option, in lieu of transferring stock, to transfer cash or cash equivalents to NL in an amount equal to the product resulting from the multiplication of the Average Price and the number of shares of NL stock that would otherwise have been transferred to NL pursuant to (a) above.

          c. The Effective Date shall be the date upon which the Court's Order and Final Judgment approving the Settlement becomes final, as set forth in Paragraph 5 below.

                 Submission and Application to Court

     2. As soon as practicable after the execution of the Stipulation, the parties hereto shall jointly apply to the Court for an order in the form attached hereto as Exhibit A (the "Scheduling Order"), which shall include provisions that:

          a. a settlement hearing (the "Settlement Hearing") be held to determine whether the Court should (i) approve the Settlement pursuant to New Jersey Court Rules 4:32-4 and 4:32-5 as fair, reasonable, and adequate and in the best interests of NL's stockholders, (ii) enter an Order and Final Judgment dismissing the Action with prejudice, each party to bear its own costs (except as provided herein) and extinguish, release and enjoin prosecution of any and all Settled Claims, and (iii) hear such other matters as the Court may deem necessary and appropriate; and

           b. a copy of the Notice of Pendency of Derivative Action, Proposed Settlement of Derivative Action and Settlement Hearing and Right to Appear (the "Notice"), substantially in the form attached hereto as Exhibit B, be sent to all shareholders of record of NL as of the date of the Scheduling Order, and further provide that the distribution of the Notice substantially in the manner set forth in the Scheduling Order herein constitutes the best notice practicable under the circumstances, meets the requirements of applicable law and due process, is due and sufficient notice of all matters relating to the Settlement and fully satisfies the requirements of due process and of Rules 4:32-4 and 4:32-5 of the New Jersey Court Rules.

                               Notices

     3. All costs incurred in identifying and notifying NL's stockholders of the Settlement, including the printing and copying of the Notice, as set forth in the Scheduling Order (attached hereto as Exhibit A) shall be paid by NL.

                       Final Order and Judgment

     4. If the Settlement (including any modification thereto made with the consent of the parties as provided for herein) is approved by the Court, the parties shall promptly request the Court to enter an Order and Final Judgment substantially in the form attached hereto as Exhibit C, which among other things:

          a. approves the Settlement, adjudges the terms thereof to be fair, reasonable, adequate and in the best interests of NL, directs consummation of the Settlement in accordance with the terms and conditions of the Stipulation, and reserves jurisdiction to supervise the consummation of such Settlement;

          b. determines that the requirements of Rules 4:32-4 and 4:32-5 of the New Jersey Court Rules and due process have been satisfied in connection with Notice to NL's stockholders and that the Plaintiff served as an adequate representative of NL in the Action;

          c. dismisses the Action with prejudice as to all Released Persons, extinguishing, discharging and releasing any and all Settled Claims as against Plaintiff and all stockholders, without costs except as herein provided, said dismissal subject only to compliance by the parties and the stockholders with the terms of this Stipulation and any Order of the Court concerning this Stipulation, and permanently enjoining Plaintiff and any stockholder from asserting, commencing, prosecuting or continuing either directly, individually, representatively, derivatively or in any other capacity any of the Settled Claims; and

          d. awards attorneys' fees and expenses to counsel for Plaintiff as provided in paragraph 8 herein.

                        Finality of Settlement

     5. The approval of the Settlement shall be considered final ("Final" or "Finally Approved") for purposes of this Stipulation: (i) upon entry of the Order and Final Judgment approving the Settlement; and (ii) upon the expiration of any applicable appeal period for the appeal of the Order and Final Judgment without an appeal having been filed or, if an appeal is taken, upon entry of an order affirming the Order and Final Judgment appealed from and the expiration of any applicable period for the reconsideration, rehearing or appeal of such affirmance without any motion for reconsideration or rehearing or further appeal having been filed.

                Right to Withdraw from the Settlement

     6.   a.   Each of the parties shall have the option to withdraw from and terminate the Settlement in the event that (i) either the Scheduling Order or the Order and Final Judgment referred to above are not entered substantially in the forms specified herein, including such modifications thereto as may be ordered by the Court with the consent of the parties, or (ii) the Settlement is not approved by the Court or is disapproved or substantially modified upon appeal.

          b. In the event the Settlement proposed herein is not approved by the Court, or the Court approves the Settlement but such approval is reversed or vacated on appeal, reconsideration or otherwise, and such order reversing or vacating the Settlement becomes final by lapse of time or otherwise, or if any of the conditions to such Settlement are not fulfilled, then the Settlement proposed herein shall be of no further force and effect, and this Stipulation and all negotiations, proceedings and statements relating thereto and any amendment thereof shall be null and void and without prejudice to any party hereto, and each party shall be restored to his, her or its respective position as it existed prior to the execution of this Stipulation.

                   Defendants' Denial of Liability

     7. The defendants in the Action continue to disclaim any liability whatsoever relating to any of the Settled Claims, expressly deny having engaged in any wrongful or illegal activity, or having violated any law or regulation or duty, expressly deny that any person or entity has suffered any harm or damages as a result of the Settled Claims, and are making this Settlement solely to avoid the distraction, burden and expense occasioned by continued litigation. The defendants believe they have acted with the utmost candor and honesty, and have at all times acted in the best interests of NL's stockholders. Without conceding any infirmity in their defenses against the Settled Claims, the defendants are agreeing to the Settlement solely to avoid the substantial burden, expense, distraction and inconvenience of continued litigation.

                          Attorneys' Fees

     8. At the hearing, counsel for Plaintiff will apply for an award of attorneys' fees in an amount to be determined by the Court, but not to exceed $3,000,000 payable by NL. Defendants agree that they will not object to the application of Plaintiff's counsel for attorney's fees within the aforesaid limit. Counsel for Plaintiff will also seek reimbursement of costs and expenses reasonably incurred in connection with the prosecution of this Action, including the reimbursement of experts' fees.

     9. Subject to the terms and conditions of this Stipulation, the payment of attorneys' fees shall be made nine months after the approval by the Superior Court of the Settlement provided that (i) the date upon which the time for the filing or noticing of any appeal of the final order has expired, or (ii) if there is an appeal or appeals, such appeal has been completed in a manner that affirms and leaves in place the final order, of all proceedings in the New Jersey courts arising out of the appeal or appeals including, but not limited to, the expiration of all deadlines for motions for reconsideration or petitions for certiorari, all proceedings ordered on remand, and all proceedings arising out of any subsequent appeal or appeals following decisions on remand. Payment of costs and expenses shall occur on the Effective Date.

                              Authority

     10. Each of the attorneys executing the Stipulation on behalf of one or more of the parties hereto warrants and represents that he or she has been duly authorized and empowered to execute this Stipulation on behalf of his or her respective client or clients.

                     Stipulation Not An Admission

     11. The provisions contained in the Stipulation and all negotiations, statements and proceedings in connection therewith shall not be deemed a presumption, a concession or an admission by any defendant of any fault, liability or wrongdoing as to any fact or claim alleged or asserted in the Action or any other actions or proceedings (all of which Defendants continue to deny), and shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in these or any other actions or proceedings, whether civil, criminal or administrative, except in a proceeding to enforce the terms or conditions of this Stipulation.

                             Counterparts

     12. This Stipulation may be executed in any number of actual or telecopied counterparts and by each of the different parties thereto on several counterparts, each of which when so executed and delivered shall be an original. The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached to one such original and shall constitute one and the same instrument.

                                Waiver

     13. The waiver by any party of any breach of this Stipulation shall not be deemed or construed as a waiver of any other breach, whether prior, subsequent, or contemporaneous, of this Stipulation.

                     Entire Agreement; Amendments

     14. This Stipulation constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended, or any of its provisions waived, except by a writing executed by all of the parties hereto.

     15. This Stipulation, upon becoming operative, shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, executors and administrators and upon any corporation, partnership or entity into or with which any party may merge or consolidate.

     16. All of the exhibits hereto are incorporated herein by reference as if set forth herein verbatim, and the terms of all exhibits are expressly made part of this Stipulation.

                            Governing Law

     17. This Stipulation shall be construed and enforced in accordance with the laws of the State of New Jersey, without regard to conflict of law principles.

                             Best Efforts

     18. The parties hereto and their attorneys agree to cooperate fully with one another in seeking the Court's approval of this Stipulation and the Settlement and to use their best efforts to effect the confirmation of this Stipulation and the Settlement.

LOWENSTEIN, SANDLER, KOHL,
FISHER & BOYLAN



By:
   -----------------------------
   Lawrence M. Rolnick
   65 Livingston Avenue
   Roseland, New Jersey 07068
   (201) 992-8700
   Attorneys for Defendants

NICOLETTE & PERKINS, P.A.

By:
   -----------------------------
   David A. Nicolette
   3 University Plaza, 5th floor
   Hackensack, New Jersey 07601
   (201) 488-9080
   Attorneys for Plaintiff

Dated:  February   , 1998